

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

Anna Rudensjö
General Counsel
Polestar Automotive Holding UK Ltd
Assar Gabrielssons Väg 9
405 31 Göteborg, Sweden

      Re: Polestar Automotive Holding UK Ltd
            Amendment No. 4 to Registration Statement on Form F-4
            Filed March 28, 2022
            File No. 333-260992

Dear Ms. Rudensjö:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-4

Index of Financial Statements
Audited Financial Statements of Polestar Automotive Holding UK Limited, page F-1, page F-1

1.   We note your response to prior comment 1; however, a foreign private issuer that has been in existence less than a year must include an audited balance sheet that is no more than nine months old, or if the it has commenced operations, audited statements of comprehensive income, stockholders' equity and cash flows for the period from the date of inception to the date of the audited balance sheet also are required. This requirement is irrespective of the materiality or the financial statement requirements of the predecessor. Please revise to include the audited financial statements of the registrant, Polestar Automotive Holding UK Limited.

Item 21. Exhibits and Financial Statement Schedules, page II-2

2.   We note that your exhibit list indicates that confidential information has been omitted from Exhibits 10.83 and 10.84. It appears that these exhibits have been filed in full without redactions. If true, please delete the notations to Exhibits 10.83 and 10.84 or advise.

General

3.   We note that the proxy statement/prospectus is missing information such as the GGI and Polestar record dates, the GGI special stockholders and warrant holders meeting dates, number of GGI and Polestar securities outstanding on the record date, and the warrant, and share market prices on page 24. Please include this information, and any other missing information, in a pre-effective amendment.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing